Exhibit 3.1

STATE OF DELAWARE

Amended and Restated

Certificate of Incorporation

a Stock Corporation

1	The name of the company is New Relic, Inc. (the “Company”).

2

The registered office of the Company in the State of Delaware is located at 4001 Kennett Pike, Suite 302, County of New Castle, Wilmington, Delaware 19807, United States of America, and the name of the registered agent whose office address will be the same as the registered office is Maples Fiduciary Services (Delaware) Inc.

3

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).

4	The total number of shares of capital stock that the Company has authority to issue is 1,000 shares, which will be designated Common Stock, par value $0.001 per share.

5	Unless, and except to the extent that, the bylaws of the Company (the “Bylaws”) so require, the election of directors need not be by written ballot.

6

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the board of directors of the Company (the “Board of Directors”) is expressly authorized from time to time to adopt, amend or repeal the Bylaws, provided that such authority shall not divest or limit the power of the stockholders to adopt, amend or repeal the Bylaws.

7

The Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all current or former directors, officers, employees or agents whom it may indemnify pursuant thereto.

8	Section 203 of the Delaware General Corporation Law shall not apply to the Company.

9	Indemnification.

9.1	The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

9.2

To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article 9 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

9.3

Any repeal or modification of this Article 9 shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article 9 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

9.4

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the Company; or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine.